Exhibit 99.1

HYDRO ONE INC.

2022 STATEMENT OF EXECUTIVE COMPENSATION

May 3, 2023

I. BACKGROUND

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

This Statement of Executive Compensation is the stand-alone document contemplated by the Executive Compensation Exemptive Relief in respect of the 2022 financial year. This Statement of Executive Compensation, upon filing with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of the annual information form of Hydro One Inc. (the “AIF”) dated February 14, 2023 for the fiscal year ended December 31, 2022. Capitalized terms used herein and not defined have the meaning given to such terms in the AIF.

Hydro One Inc. is a wholly owned subsidiary of Hydro One Limited. The board of directors of Hydro One Inc., and the human resources committee of the board of directors of Hydro One Inc., are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References herein to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The President and Chief Executive Officer (“President and CEO”), the Chief Financial Officer (“CFO”) and the Chief Legal Officer (“CLO”) of Hydro One Inc. have the same titles and roles in Hydro One Limited. The Chief Operating Officer and Chief Human Resources Officer are positions held only in Hydro One Networks Inc., a wholly owned subsidiary of Hydro One Inc. Although decisions may be made jointly, they do not result in duplicative compensation. References to “executive(s)” refer to employees who hold a vice president role and above, which includes the NEOs. The Executive Leadership Team (“ELT”) includes the direct reports to the President and CEO holding an Executive Vice President (“EVP”), Senior Vice President (“SVP”) or Chief title. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Information in this Statement of Executive Compensation is provided as of April 12, 2023 and dollar amounts are in Canadian dollars, unless indicated otherwise.

II. COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding Hydro One’s 2022 compensation approach as well as its compensation practices, policies and plans during that year. In particular, it includes disclosure about the President and CEO, the CFO, and the three other most highly compensated executive officers who provided services to the Company during 2022 (collectively, the “NEOs”):

Name	Title	Summary of Information (where applicable)
William Sheffield(1)	Interim President and CEO	See Page S-14

Chris Lopez	Chief Financial Officer	See Page S-15

Paul Harricks	Chief Legal Officer	See Page S-15

David Lebeter(2)	Chief Operating Officer (President and CEO effective February 1, 2023)	See Page S-15

Megan Telford	Chief Human Resources Officer	See Page S-16

Mark Poweska(3)	Former President and CEO	—

Notes:

(1)	Mr. Sheffield was appointed Interim President and CEO on June 21, 2022 and held the position until February 1, 2023.
(2)

Mr. Lebeter is the President and CEO, a position he assumed February 1, 2023. As he fills vacancies on the ELT, Mr. Lebeter also continues in his role as the Chief Operating Officer, a role he assumed in January 2020.

(3)	Mr. Poweska held the President and CEO role until June 21, 2022 and left the Company on September 21, 2022.

A. Compensation Philosophy and Practices

Compensation Guiding Principles

This Statement of Executive Compensation is primarily focused on the compensation summary for the NEOs for the year that ended on December 31, 2022 and the executive compensation philosophy, practices and policies that were in place during the year.

2022 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase Hydro One Limited’s shareholder value. The following table outlines the principles confirmed by the Board and used to inform Hydro One’s compensation decisions:

Principle	Objective
Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over both the short-term and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture.

Principle	Objective
Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers.

Market competitive	To attract and retain high-performing employees with market-aligned compensation.

Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork.

Balanced approach to risk	To support an appropriate level of risk-taking that balances short-term and long-term Company objectives.

Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs.

Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards.

B. Executive Compensation Framework

In 2022, Hydro One Limited was subject to an executive compensation framework established pursuant to the Hydro One Accountability Act and approved by the Management Board of Cabinet in March 2019. The directive set out certain requirements for compensation of Hydro One’s executives.

Hydro One remained committed to attracting, retaining and motivating the talent necessary to achieve its strategy, through reasonable compensation programs which include a base salary, short- and long-term incentives, and pension and benefits within the compensation framework.

This compensation framework remained in place for 2022 and was designed to adhere to the requirements set forth in the Hydro One Accountability Act which were proclaimed in force by the Province of Ontario (“Province”) on August 15, 2018.

Key elements of the executive compensation framework included, among other things:

•

maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1%, $1,542,221 in 2021 reflecting an increase of 0.7% and $1,604,488 in 2022 reflecting an increase of 4.0% as aligned with the legislative requirements described below);

•	maximum total direct compensation for other executives no greater than 75% of the President and CEO’s total direct compensation;

•

the maximum total direct compensation could be adjusted annually by the lesser of the rate of Ontario Consumer Price Index (“CPI”) and the annual rate at which total maximum direct compensation was adjusted for non-executive managerial employees;

•	pension and benefits entitlements were not to be in excess of those provided to non-executive managerial employees; and

•	other bonuses (including signing bonuses), perquisites, or share options were not permitted.

Please refer to the section titled “Executive Compensation Framework Compliance (Supplemental Disclosure)” starting on page S-38 for details of NEO compensation relative to the executive compensation framework requirements.

C. Named Executive Officer Pay Benchmarking

Human Resources Committee

One of the HRC’s responsibilities is to assist the Board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management.

Details concerning the HRC, its mandate and its members are as follows:

Human Resources Committee:
Committee Members: Melissa Sonberg (chair) Blair Cowper-Smith Mark Podlasly Russel Robertson The committee met in camera without management present at each of its regularly scheduled meetings.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•   the effectiveness of the Company’s human capital and human resources strategy, policies, programs and procedures, including diversity and inclusion policies and practices;

•   the compensation and incentive policies, programs and plans of the Company designed to attract, retain and develop executives and employees with the skills and expertise needed for the Company to carry out its strategies, business and operations;

•   the compensation of the President and CEO and other direct reports and other key employees of Hydro One Limited and its subsidiaries as the HRC or Board may determine (collectively, the “Designated Employees”);

•   retaining external consultants and advisors to receive independent and objective advice on the compensation and human resources policies and programs of the Company;

•   reviewing matters relating to succession planning of the Company’s President and CEO and the Designated Employees;

•   the Company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures; and

•   the Company’s labour relations strategy.

2022 Accomplishments and Highlights include:

•   Reviewed:

•  enterprise risk management updates, including the HR Risk universe;

•  regular people strategy updates, including initiative spotlights;

•  future of work updates;

Human Resources Committee:

•  quarterly code of business conduct and ethics and whistleblower policy updates;

•  updates on our labour strategy;

•  incentive compensation information and benchmarking;

•  executive shareholdings against our share ownership guidelines;

•  performance reports for both the defined benefit pension plan (“DBPP”) and the defined contribution pension plan (“DCPP”);

•  an evaluation of the committee’s compensation consultant;

•  updates to the Company’s Diversity, Equity and Inclusion (“DEI”) strategy;

•  updates on talent management and succession planning;

•  executive share ownership holdings against requirements;

•  updates on the Company’s people strategy update including effectiveness metrics;

•  a new employee benefit program;

•  employee survey results;

•  2023 individual performance scorecards for Designated Employees and the President and CEO; and

•  a compensation risk assessment.

•   Reviewed and approved:

•  merit increases for management employees;

•  2021 short-term incentive plan (“STIP”) aggregate individual performance multipliers for management and non-represented employees;

•  2021 STIP performance multiplier for the ELT;

•  2021 DBPP, DCPP and year-end financial statements and DBPP statement of investment policies and procedures;

•  the Company’s DEI commitment statement;

•  bargaining mandates;

•  a new peer group; and

•  DBPP and DCPP amendments.

•   Reviewed and recommended:

•  President and CEO’s position description;

•  amended committee mandate;

•  2021 STIP corporate scorecard results and performance multiplier;

•  2022 STIP corporate scorecard;

Human Resources Committee:

•  2022 long-term incentive plan (“LTIP”) performance measures;

•  2021 STIP for the President and CEO;

•  2022 merit increase for the President and CEO;

•  2022 LTIP grant for management, Designated Employees and President and CEO;

•  2019 LTIP performance multiplier;

•  2022 management information circular compensation discussion and analysis;

•  a new restricted share unit plan for society represented employees; and

•  the President and CEO succession plan.

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange-listed company or otherwise, and through ongoing Board and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs, particularly executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the AIF for biographical information concerning each member of the HRC.

Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive and director compensation matters.

Since October 2018, Mercer (Canada) Limited (“Mercer”) has served as the independent consultant to the HRC, providing data and advice to assist the HRC in carrying out its mandate.

All decisions and actions taken by the HRC and the Board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2022 and 2021 are as follows:

	Professional Service Fees (CAD)
Compensation Advisor	Year	Executive Compensation- Related Fees ($)	Other Fees(1) ($)
Mercer (Canada) Limited(1)	2022	354,253	69,738
	2021	88,208	565,283

Note:

(1)

In 2021 and 2022, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the Ontario Energy Board (“OEB”) for purposes of the Company’s joint (distribution and transmission) rate application filing before the OEB. This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the one providing advice to the HRC. No fees other than for executive compensation or related matters were charged by the independent advisor in either 2021 or 2022 for work requested by the HRC or the Board.

Compensation Peer Group

In 2019, the Board engaged Mercer to perform a comprehensive review of Hydro One’s executive compensation program. As part of this review, Mercer developed an updated compensation peer group that consists of 13 Canadian organizations, including publicly traded organizations in the energy and utilities industries and large government-owned utilities.

This peer group remained unchanged for 2022, with the exception of removing Inter Pipeline Ltd. which was acquired by Brookfield Infrastructure in the fourth quarter of 2021, and reflects:

•	Hydro One Limited and its subsidiaries’ core business as Canada’s largest electricity transmission and distribution service provider;

•	the unique dynamic of Hydro One Limited’s ownership structure, recognizing the complexity of a publicly traded company with significant investment by the Province; and

•	the particular considerations inherent with highly-regulated organizations having large societal impact.

This peer group was used to inform total direct compensation design for the NEOs, each of whom is required to possess a high level of skill and proven experience leading large and complex organizations. The compensation for the NEOs has been structured to comply with the requirements of the Hydro One Accountability Act, and therefore has not been targeted to a specific percentile (such as the median) of this peer group. In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over the short-term and long-term.

For details on the NEOs’ 2022 target total direct compensation, see “Target Compensation Mix” on page S-30.

Primary Compensation Reference Peer Group

Reference peers were selected based on a number of considerations including industry, size and ownership structure (i.e., private- and public-sector organizations). The organizations selected were similar in size to Hydro One Limited and Hydro One Limited is currently positioned above the 50th percentile of the peer group for each scoping criterion.

Private Sector Peers	Public Sector Peers
AltaGas Ltd.	British Columbia Hydro and Power Authority

ATCO Ltd.	ENMAX Corporation

Emera Incorporated	Hydro-Québec

Fortis Inc.	Ontario Power Generation Inc.

Keyera Corp.	Toronto Hydro Corporation

Pembina Pipeline Corporation

TransAlta Corporation

Notes:

(1)	Total assets and total revenues are calculated using data for the most recently reported 12-month period ending December 31, 2022.
(2)	Peer information included in this chart was prepared by Mercer using data from S&P Capital IQ.
(3)	The market capitalization of Hydro One Limited was approximately $21.7 billion and its total enterprise value was approximately $36.4 billion as at December 31, 2022.
(4)

Market capitalization is calculated based on the number of common shares of Hydro One Limited outstanding multiplied by the closing share price of the common shares of Hydro One Limited and total enterprise value is calculated based on market capitalization plus net debt. Public sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

Executive Compensation Program Changes Planned For 2023

In 2023, Hydro One is updating the executive compensation program to further align to our updated compensation philosophy. The updated executive compensation program aligns Hydro One’s executive pay and structure with the competitive market. Key elements of the updated executive compensation program include:

•	a compensation structure that reflects market practices,

•	compensation targets set in reference to the market, over time,

•	a new equity-based long-term incentive plan, and

•	incentive payouts aligned with pay-for-performance principles.

In conjunction with the updates being introduced to the executive compensation program, a new peer group is being adopted for compensation reference purposes. The new peer group is more reflective of Hydro One Limited’s competitive market and will be included in next year’s Statement of Executive Compensation.

D. Compensation Governance

Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives, all within legislative constraints. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC to ensure they align with the Company’s strategic plans, risk profile and risk management principles.

Compensation Practices

Practice	Description
Anti-Hedging

Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted, as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests, except with the prior written approval of the HRC.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.

Practice	Description
Clawbacks	Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One Inc.’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, options, performance share units (“PSUs”), restricted share units (“RSUs”), other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Incentive Compensation Adjustments – Principles and Practices

Hydro One is committed to meeting all targets established at the outset of the incentive compensation performance periods. However, exceptional circumstances outside of management’s control may occur.

The HRC has established principles and practices for incentive compensation adjustments.

The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.

Share Ownership Requirements(1)

To better align the interests of the Company’s executives with the interests of Hydro One Limited’s shareholders, Hydro One Limited has share ownership requirements based on the level of the position. Under these requirements, the Company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of Hydro One Limited’s common shares, management deferred share units (“management DSUs”), and 25% of performance cash-settled LTIP grants.(1) Individuals have until the later of seven years from: (a) the closing date of the initial public offering of Hydro One Limited’s shares in November 2015; and (b) the date they first became subject to the share ownership requirements. Executives who are promoted to a level with a higher share ownership requirement have until the seventh anniversary of the date of their promotion to meet their new share ownership requirement. The executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 25% of the target value of outstanding cash-settled LTIP is counted during the vesting period. This practice reflects the Company’s inability to grant equity-based awards (which would count toward the requirement), under the executive compensation framework. The expectation is upon the vesting of cash-settled LTIP awards, executives will use a portion of the proceeds to purchase common shares of Hydro One Limited. Once cash-settled awards have vested they are not counted toward the achievement of ongoing share ownership requirements.

The share ownership requirements as a multiple of annual base salary are set forth below:

President and CEO	3x

EVP or equivalent Direct Report to the President and CEO	2x

All Other Executives – SVP or equivalent, and Vice President Level or equivalent	1x

Practice	Description
Trading Restrictions	Executives are prohibited from trading Hydro One Limited and Hydro One Inc. securities during a company’s trading blackout period, and at any other time when they possess undisclosed material information.

Note:

(1)

Cash-settled LTIP grants with 100% performance-based payouts were designed to continue the alignment of company performance with shareholder interests, while ensuring that compensation for Hydro One’s executives also remained within the guidelines established by the executive compensation framework as described starting on page S-3.

Environment, Social and Governance (“ESG”)

Hydro One is committed to being an industry leader in sustainability. Hydro One understands that the Company’s long-term performance depends on incorporating sustainability into all aspects of its business and remaining focused on what matters—standing up for people, the planet and communities across Ontario.

The Board oversees the Company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the Company. This oversight includes reviewing and approving the Company’s key sustainability priorities, its program, and Hydro One Limited’s annual sustainability report.

Hydro One directly links a variety of ESG measures to compensation outcomes through the STIP. The 2022 team scorecard includes Safety, System Reliability and Customer measures, with additional ESG indicators included on individual scorecards.

Hydro One Limited releases an annual sustainability report and is committed to continuously increasing the transparency and accountability of its ESG disclosures. Hydro One Limited is guided in its reporting by the Global Reporting Initiative core standards; the Sustainability Accounting Standards Board; and the annual report is prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). In 2022, Hydro One Limited integrated the United Nations Sustainable Development Goals into its reporting.

Hydro One continues to strengthen its commitment to ESG, with a focus on the three priority areas where the Company believes it can make the greatest impact.

In 2021, Hydro One made significant public commitments to advance its performance in these priority areas. Hydro One plans to annually review its priority areas and publicly report on progress on achieving these goals in Hydro One Limited’s future sustainability reports.

People: Hydro One strives for a workplace that reflects the diversity of Ontario where we live and work while ensuring that we build a corporate culture of dignity, respect, trust and belonging. The company’s DEI Council was established to advocate for and help embed DEI throughout Hydro One’s social, governance and business practices. Hydro One Limited has signed the BlackNorth Initiative Pledge and Hydro One is committed to achieving 3.5% Black executives and Board directors and 5% Black student hires by 2025. Additionally, as a signatory to the Catalyst Accord, the company is committed to achieving at least 30% female executives and Board members.

Planet: Hydro One’s unique position within Ontario’s electricity landscape means it has a pivotal role to play in transmitting and distributing clean electricity across the Province. Hydro One is committed to adapting to and mitigating the impacts of climate change in a complex business and regulatory environment. One of Hydro One Limited’s key corporate strategies is to plan, design and build a grid for the future that is reliable, resilient and flexible. Hydro One Limited discloses its independently assured Scope 1 and 2 GHG emissions annually in its sustainability report. Under the Board’s oversight, Hydro One Limited has also set ambitious climate reduction targets, committing to achieve net zero emissions by 2050, with an interim emissions reduction target of 30% by 2030. Key components of Hydro One Limited’s emissions reduction strategy include: conversion of fleet vehicles to electric and hybrids; reducing the need for diesel generation at remote northern communities by connecting communities to the provincial electricity grid; and reducing sulfur hexafluoride emissions. Hydro One will also explore new technologies to further reduce emissions. Hydro One Limited is committed to reporting annually on its progress in achieving the company’s climate change targets in its annual sustainability report.

In 2021, for the first time, Hydro One Limited began aligning its climate disclosures to the recommendations of the TCFD. Hydro One recognizes that implementing these TCFD recommendations within the Company is a journey and Hydro One is committed to the continuous improvement of our TCFD reporting.

Community: Hydro One continues to stand with its partners—Indigenous communities, customers, industry stakeholders, government and all Ontarians – to build safer, more resilient communities and to promote a more equitable future for all. Hydro One is committed to respecting, engaging, and most importantly, listening to Indigenous communities to support advancing Indigenous reconciliation. Hydro One Limited has committed to increasing its Indigenous procurement spend to 5% of the company’s purchases of materials and services by 2026 and to ensuring that 20% of its corporate donations and sponsorships support Indigenous communities.

Further information including details on Hydro One’s management and governance approach can be found in Hydro One Limited’s most recent sustainability report available at: https://www.hydroone.com/sustainability/.

E. Executive Compensation Decision-Making Process

Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors, and the Board for final approval. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) has historically followed in determining compensation.

To promote robust decisions and analysis of recommendations and to ensure the implications on diverse stakeholders are considered, management recommendations are initially brought forward at an HRC meeting and then reviewed and recommended to the Board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, the company believes it is able to develop thoughtful solutions that consider the impacts of such on all of its stakeholders. If appropriate, additional analysis may be requested by the HRC or the Board.

In 2022, the HRC continued to monitor the compensation program to ensure it was achieving its intended results and to understand the impact of the global pandemic on operations and stakeholders. The HRC may refine the program over time to ensure that it continues to be aligned with the Company’s strategy and long-term objectives.

The table below summarizes the Company’s compensation decision-making process.

	Management	HRC	Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the Board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes

Choice of Performance Measures and Annual Targets	Develops annual Company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the Board for approval	Provides input to the HRC on market practice	Approves performance measures and targets

Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends President and CEO’s target compensation to Board for approval Reviews and approves target compensation for direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation

Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the Board for approval	Supports the HRC in reviewing performance results, identifies areas where adjustments should be considered	Approves the performance results

Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the Board Reviews performance of the President and CEO’s direct reports		Approves the President and CEO’s performance results

	Management	HRC	Compensation Advisors	Board
Award Compensation	President and CEO recommends compensation for the President and CEO’s direct reports	Reviews, finalizes, and approves compensation for the President and CEO’s direct reports Recommends the President and CEO’s compensation to the Board for approval	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

Hydro One’s management team, the HRC, the Board and the Company’s compensation advisors all play a key role in determining compensation for the Company’s executives and in managing compensation risk.

F. Compensation Components and Decisions

The following section discusses the compensation structure, programs and significant elements of compensation for the NEOs during 2022.

NEO Biographies

The biographies for the NEOs serving as of December 31, 2022 are as follows:

William Sheffield, 74 Interim President and Chief Executive Officer

William Sheffield is the former CEO of Sappi Fine Papers, headquartered in the U.K. and South Africa. He began his career in the steel industry with Stelco Inc., headquartered in Ontario. Mr. Sheffield also held senior roles in the forest products industry with Abitibi-Price Inc. and Abitibi-Consolidated Inc. where he led the forestry, mill and hydro-electric operations with the Iroquois Falls Division in northern Ontario. Mr. Sheffield held the role of Interim President and CEO of Hydro One Limited and Hydro One Inc. from June 21, 2022 to February 1, 2023.

Mr. Sheffield has been a corporate director since 2004. He currently sits on the board of Atlantic Packaging Products Ltd. Previous directorships include Ontario Power Generation, Canada Post Corporation, Velan Inc., Houston Wire & Cable Company, Pan Asia Paper, Corby Distilleries, Royal Group Technologies, 4iiii Innovations Inc., Family Enterprise Canada, and SHAD. In addition to his engagements on the boards of public companies and Crown corporations, Mr. Sheffield has had experience with family enterprise advisory boards such as Burnbrae Farms, Longview Aviation Capital Corp. and Epicure.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the United States. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Chris Lopez, 48 Chief Financial Officer

Chris Lopez is the CFO of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 23 years of progressive experience in the utilities industry in Canada, the United States and Australia.

As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain, strategy and growth, Acronym Solutions Inc., and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation (“TransAlta”) from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program, with Rio Tinto.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Paul Harricks, 68 Chief Legal Officer

Paul Harricks is the Chief Legal Officer of Hydro One Limited and Hydro One Inc., leading all aspects of the organization’s regulatory, legal, compliance, corporate governance and business ethics activities.

Prior to joining Hydro One in September 2019, Mr. Harricks practiced law for about 40 years, working extensively in the energy and infrastructure industries and serving as a partner and leader of the Energy Sector Industry Group of Gowling WLG Canada LLP, a major Canadian law firm.

A seasoned and trusted legal and strategic advisor, Mr. Harricks has delivered effective results in the fields of electricity distribution, transmission and generation and has led a range of public and private mergers and acquisitions.

Mr. Harricks is a past Director of the Association of Power Producers of Ontario and is a current member and a past Chair of the Energy Transition Committee of the Toronto Region Board of Trade. He is also a Director and Audit Committee and Compensation Committee member of Pioneering Technology Corp. and an active member of the International Bar Association.

He holds a Bachelor’s degree from the University of Toronto and an LLB from Osgoode Hall Law School.

David Lebeter, 63 President and Chief Executive Officer	David Lebeter is the President and CEO of Hydro One Limited and Hydro One Inc., a position he assumed February 1, 2023. Mr. Lebeter also temporarily continues in his role as the Chief Operating Officer (“COO”) of Hydro One Networks Inc., a role he assumed in January 2020, as he fills vacancies on the ELT.

Mr. Lebeter is a highly regarded leader with over 40 years’ experience in the utility and forestry sectors and a reputation for driving improved safety, employee engagement, productivity, customer centricity and successfully delivering capital investments.

Mr. Lebeter has 18 years of experience in all facets of the electricity sector and in his role as COO of Hydro One Networks Inc., Mr. Lebeter is responsible for transmission and distribution, including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. Under Mr. Lebeter’s leadership, safety, productivity, reliability and customer experience have improved.

Before joining Hydro One, he held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, including Vice President Field Operations & Safety, and held leadership roles in generation, transmission, distribution and safety. During his tenure, he was responsible for improving safety, reliability, employee engagement and customer service, lowering costs and building trust with union leaders and Indigenous communities.

Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Master of Business Administration from Simon Fraser University.

Megan Telford, 48 Chief Human Resources Officer

Megan Telford is the Chief Human Resources Officer at Hydro One Networks Inc., a role she assumed in September 2020. Ms. Telford is responsible for all areas of human resources across Hydro One, including labour relations, talent management, total rewards and change and culture.

Ms. Telford is an experienced leader with deep expertise in law and human resources. Before joining Hydro One, Ms. Telford held the position of Head of Human Resources at Toronto Dominion (“TD”) Insurance from 2019 to 2020, and also held a number of increasingly senior roles across the TD Bank in both legal and human resources since 2007. Prior to TD, Ms. Telford practiced labour and employment law at a national law firm and worked at the Permanent Court of Arbitration in The Hague.

Ms. Telford holds an Honours Bachelor of Arts degree in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen’s University and she was a law clerk for Justices Stone and Strayer at the Federal Court of Appeal.

Components and Decisions of 2022 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, share ownership plan, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life and disability benefits	• Indirect compensation to assist employees in covering select life events and promoting health and wellness

Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of deferred share units (“management DSUs”)	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Cash-settled performance based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership and increase alignment with shareholders’ interests

(a)	Base Salary

Base salary is the guaranteed component of compensation which is based on job function, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives. Base salaries are aligned with the requirements outlined under the executive compensation framework.

Base Salary Decisions for 2022

The following table documents the base salaries for the six NEOs in 2022, including applicable increases.

Following Hydro One’s typical practice, the 2022 base salary changes were approved by the Board. The approved 4.0% increase to base salary was aligned with the requirements outlined under the executive compensation framework.

Named Executive Officer	2021 Base Salary(1)	2022 Base Salary(1)	% Change
William Sheffield(2)	N/A	$792,000	N/A
Chris Lopez	$411,259	$427,863	4.0%
Paul Harricks	$385,555	$401,122	4.0%
David Lebeter	$402,800	$419,063	4.0%
Megan Telford	$352,450	$366,680	4.0%
Mark Poweska	$514,074	$526,926	2.5%

Notes:

(1)

These columns reflect the NEOs’ base salary as of December 31 of the relevant year (other than for Mr. Poweska, which reflects his base salary in effect at his termination), and do not take into account any proration for base salary changes during fiscal years 2021 and 2022, respectively. Mr. Sheffield assumed his position of Interim President and CEO in June 2022 and Mr. Poweska left the organization in September 2022.

(2)	Pursuant to the terms of his agreement as Interim President and CEO, Mr. Sheffield was entitled to a monthly retainer of $66,000.

(b)	2022 Short-Term Incentive Plan (“STIP”)

The STIP was designed to:

•	provide market competitive “pay-at-risk” necessary to attract, motivate and retain employees and executives;

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation-at-risk;

•	focus participants on the drivers of value creation; and

•	reward participants for achievement of annual corporate and individual performance goals.

All full-time non-union employees, including executives, are eligible to participate in the STIP. A summary of the components of the STIP is provided below.

Elements of the Short-Term Incentive Plan	Impact on Award
How the Award is Determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Elements of the Short-Term Incentive Plan	Impact on Award
Corporate Performance

Corporate performance is based on financial and non-financial measures which seek to align corporate performance with the Company’s strategy as detailed in the corporate scorecard.

ESG and Other Non-Financial Measures

•  Health and Safety – to reinforce the importance of keeping our employees safe

•  Customer – Overall Favourable Impression – to align employees with customer perceptions of Hydro One

•  Work Program – to align employees with regulatory and customer goals

Financial Measures

•  Net Income of Hydro One Limited – to increase Hydro One Limited’s shareholder value by increasing earnings

•  Productivity Savings – to increase Hydro One Limited shareholder value by decreasing operating, maintenance and administration and capital-related costs

See pages S-21 to S-22 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual Performance	Individual performance is assessed based on the achievement of corporate-aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO’s key accomplishments starting on page S-23.

Range of Awards	Awards may range from 0 to 100% for the President and CEO and EVPs, and from 0 to 150% of target short-term incentive for employees who hold an SVP level role (and below), based on corporate and individual performance.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the “overall STIP performance multiplier” to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Payout	The payout may be in cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement, after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of Hydro One Limited’s earnings (or other Hydro One Limited-specific results) that significantly reduces shareholder value.

The STIP payout is calculated based on the following formula.

Note:

Consistent with the requirements of the executive compensation framework, STIP payouts for the President and CEO and EVPs are capped at 100% of the target award.

Short-Term Incentive Decisions for 2022

(i)	Corporate Performance Scorecard

Hydro One’s corporate scorecard (“scorecard”) was developed by management and approved by the Board, on the recommendation of the HRC at the beginning of 2022. The scorecard performance measures were based on Hydro One Limited’s (and indirectly, Hydro One’s) objectives and business plan for the year and established “threshold”, “target”, and “exceeds” performance levels for each performance measure. The scorecard is a balanced scorecard measuring ESG, other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy.

To establish the performance levels for each performance measure, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.

In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the Board for approval.

Hydro One is focused on corporate social responsibility and outlines its practices in Hydro One Limited’s annual sustainability report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders, including safety, improving reliability and customer favourability.

Payouts under the STIP for 2022 were based on Hydro One Limited’s performance (and indirectly, Hydro One’s performance) and each executive’s individual performance relative to their personal scorecards. In determining the Company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

The following table sets out Hydro One Limited’s (and indirectly, Hydro One’s) corporate performance measures and results for 2022. Based on Hydro One Limited’s results, the HRC recommended, and the Board approved, an overall STIP performance multiplier equal to 126.53% of the target for 2022 for the corporate component.

Legend: ● Meets or Exceeds Budget · ◐ Below Budget · ○ Below Threshold · • Actual Performance

Strategic Priority	Performance Levels and Actual Achievement (represents Hydro One 2022 Achievement)	Threshold	Target	Exceeds	Actual Performance	Weighting	Percentage Achievement	Contribution to Team Scorecard	Status
Be the Safest & Most Efficient Utility	**Health & Safety (20%)**								
	High Energy Serious Injuries and Fatalities*: Incidents per 200,000 hours	0.105	0.066	0.053	[illegible]	10.00%	150.00%	15.00%	●
	Recordable Incidents: Incidents per 200,000 hours	0.965	0.877	0.833	[illegible]	10.00%	150.00%	15.00%	●
	Productivity (10%)								
	Productivity Savings: $M	310.7	365.5	$402.1	373.6	10.00%	111.00%	11.11%	●
Plan, Design, and Build a Grid for the Future	**Reliability (10%)**								
	Transmission (Tx) Reliability: Minutes per Delivery Point (SAIDI)	8.5	7.5	5.2	[illegible]	5.00%	0.00%	0.00%	○
	Distribution (Dx) Reliability: Hours per Customer (SAIDI)	7.2	5.4	4.7	6.9	5.00%	58.00%	2.92%	◐

*	If the Company has a fatality, the attained High-Energy Serious Injuries & Fatality (“HSIF”) measure will be reduced to 0% based on the findings of the System Investigation.

Note:

(1)

Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of Hydro One Limited to assess the company’s performance and is considered a useful metric to evaluate the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure in respect of Hydro One Limited, please see the section “Non-GAAP Financial Measures.”

Overall, Hydro One drove strong performance against its objectives in 2022, including key advances on several measures:

•

Health and Safety: Hydro One once again achieved a best-in-class recordable injury rate of 0.616 per 200,000 hours, which is well below (better than) the world-class benchmark of 1.0 as well as the Company’s target for 2022. Hydro One also saw significant year-over-year improvement in the number of high-energy serious injuries, with only one employee sustaining a high-energy serious injury compared to four in 2021. This equates to an HSIF rate of 0.012 per 200,000 hours, which well exceeded (lower than) than the Company’s annual target. Together, these results reflect the best safety record in Hydro One’s history and the significant progress made in preventing life-altering injuries and fatalities.

•

Work Program: While Transmission (“Tx”) and Distribution (“Dx”) reliability results fell short of target, in part because of the severe storms experienced during the year, Hydro One continued to execute on its investment plan as Tx in-service additions were within 1% of target due to strong planning and execution across key projects. Furthermore, Hydro One’s ongoing commitment to storm response and restoration efforts for all customers and communities, in addition to a higher volume of customer connections during the year, resulted in Dx in-service additions significantly exceeding target during the period.

•

Adjusted Net Income: 2022 adjusted net income attributable to common shareholders of Hydro One Limited was approximately 7% better than target, due in part to higher peak demand and electricity consumption.

•

Productivity Savings: In 2022, Hydro One beat its productivity targets and achieved an approximate 9% increase in year-over-year productivity savings with $373.6 million saved in 2022 as compared to $343.9 million in 2021. Hydro One continues to deliver on its multi-year commitment to keep costs as low as possible, achieving approximately $1.5 billion in productivity savings since 2015.

•

Overall Favourable Impressions: Year-end overall favourable impression of 85% represents a record high since we started tracking the score in 2010 and reflects a 1-point improvement over 2021 results. These results reflect our proactive and comprehensive storm and outage communications strategy and ongoing offer of meaningful support for customers and communities alike.

The following details key accomplishments for each NEO during 2022:

NEO	Key Accomplishments
Chris Lopez Chief Financial Officer

Under Mr. Lopez’s leadership, Hydro One continued to execute its 5-year Corporate Strategy and Development Roadmap, with execution of the Company’s strategic priorities remaining on track.

Mr. Lopez continues to oversee the successful execution of Hydro One’s multi-year growth plan, which remains in line with stakeholder expectations for both the regulated and unregulated businesses. In 2022, under Mr. Lopez’s leadership, Hydro One filed updated evidence in support of the Company’s joint rate application (“JRAP”) for the unforeseen impacts of increasing inflationary pressures and was ultimately successful in receiving OEB approval of a settlement agreement. Furthermore, the Minister of Energy directed the OEB to amend Hydro One Networks Inc.’s transmission license to develop four new transmission lines in southwest Ontario.

In Hydro One’s unregulated business, Mr. Lopez and his team guided the launch of Ivy’s Home Charging Service offering, the advancement of various Battery Energy Storage Systems (BESS) opportunities, and a commercial trucking charging infrastructure agreement with Home Hardware.

In 2022, Mr. Lopez oversaw Hydro One’s continued realization of productivity savings of $373.6 million, or approximately 9% higher than 2021, building on successes from earlier years.

NEO	Key Accomplishments
Mr. Lopez also continued to enhance Hydro One’s relationships with key stakeholders, including shareholders of Hydro One Limited and debtholders. Over the last three years, Hydro One Limited has achieved a total shareholder return of 60%, and its stock price reached a new high of $38.27 during the year. Under Mr. Lopez’s leadership, Hydro One also successfully amended its syndicated lines of credit to incorporate ESG targets and received Board approval of its Sustainable Financing Framework, which was ultimately released early in 2023. As a result of timely and consistent outreach initiatives, the Company continues to realize significant oversubscription of new debt issues, strong credit ratings maintained by ratings agencies, stable outlooks and lower interest costs.

Paul Harricks Chief Legal Officer

Under Mr. Harricks’ leadership, Hydro One successfully concluded several important agreements and regulatory filings in 2022, while advancing key enterprise projects.

In 2022, Mr. Harricks jointly led the successful filing and defence of the Company’s JRAP, ultimately achieving the first-ever joint settlement on the largest application ever adjudicated by the OEB.

Under Mr. Harricks’ direction, Hydro One further strengthened its relationship with the OEB by participating in its Reliability and Power Quality Review Working Group, and its Adjudicative Modernization Committee. The Company also provided input into several other OEB initiatives including its Framework for Energy Innovation, Electric Vehicle Initiative, and Activity and Program-Based Benchmarking.

Mr. Harricks also oversaw Hydro One’s participation in the Independent Electricity System Operator’s (“IESO”) Transmission and Distribution Coordination Working Group, and contributed to the Electricity Distributors Association’s submission on the IESO’s Market Visions and Design Project.

David Lebeter Chief Operating Officer

Under Mr. Lebeter’s leadership, Hydro One successfully executed its corporate strategy, while maintaining the safe and reliable supply of electricity to Hydro One customers.

In 2022, Mr. Lebeter, together with Hydro One’s Chief Safety Officer, oversaw the Company’s safest year of operations ever. Hydro One achieved a best-in-class recordable injury rate of 0.616 per 200,000 hours, and also achieved significant year-over-year improvement in the number of high-energy serious injuries, with only one employee sustaining a high-energy serious injury compared to four in 2021.

Led by Mr. Lebeter, the team oversaw Hydro One’s response to several severe storms throughout the year, restoring power to hundreds of thousands of customers in Ontario and supporting neighbouring utilities on Canada’s east coast with the restoration of power to residents of Prince Edward Island and Nova Scotia. These strong efforts contributed to the receipt of two emergency response awards from the Edison Electric Institute during the year.

NEO	Key Accomplishments

Mr. Lebeter also oversaw the implementation of six new customer service initiatives in the Distribution line of business which contributed to the Company’s achievement of record overall favourable impression score of 85% in 2022. Furthermore, Hydro One continued to build strong partnerships with Indigenous Peoples across the Province including an increase in total procurement with Indigenous businesses to $95.9 million, the highest spend to date, as well as the announcement of the Company’s equity partnership model for new transmission line projects greater than $100 million.

As the executive sponsor for Mosaic – an employee resource group dedicated to advancing DEI – Mr. Lebeter oversaw the highest diversity in field-apprenticeship hiring in Hydro One’s history.

Megan Telford Chief Human Resources Officer

Under Ms. Telford’s leadership, Hydro One successfully launched its new people strategy and advanced key talent, DEI and supporting operational initiatives.

In 2022, Ms. Telford oversaw the development and introduction of the four supporting pillars of Hydro One’s people strategy: We are heard, valued, and belong; We are safe, well and ready to perform; We are supported and equipped to win; and, We are ready for our future. Key people strategy initiatives included the completion of a DEI Barrier review, with recommendations incorporated into the Company’s DEI roadmap; development of a Labour Relations Leadership Training and curriculum; launch of a new employee resource group Mentoring Program for Women in Trades, Technology and Engineering; the advancement of Hydro One’s Future of Work hybrid work pilot, returning 2,000 office-based colleagues back into the workplace in person, at scale, for the first time since early 2020; and enhancement of the Company’s People Leader capabilities through its executive, senior leadership and middle management development programs.

Under Ms. Telford’s direction, the Human Resources team executed its refreshed talent management strategy, advanced the company’s succession plans, and finalized its ELT development and effectiveness program. Additionally, the team advanced its human resources functional strategy and operating model, which involved redesigning key processes and aligning its organizational structure to deliver a higher quality, more streamlined and seamless customer experience.

Ms. Telford and the Chief Operating Officer continued to advance Hydro One’s safety culture, implementing all 12 initiatives of the employee-led Safety Improvement Team, exceeding both Recordable Injury Rate and HSIF rate targets for the year. In particular, the Human Resources team directly supported work to safeguard, develop and protect apprentices, and the advancement of Hydro One’s Trade Mentorship Program.

Ms. Telford oversaw the advancement of Hydro One’s DEI strategy and became the Executive Sponsor of the new Black Employee Resource Circle, the ninth employee resource group. Under her guidance, Hydro One reached the highest diversity in field-apprenticeship hiring in its history.

(ii)	STIP Decision Summary

The following summarizes the STIP payout for each eligible NEO based on the corporate and individual performance as approved by the HRC and the Board.

Named Executive Officer/ Principal Position(1)	STIP Target %(2)	STIP Target $(3)	Corporate Achievement (%)(4)	Individual Achievement (%)(4)	STIP Payout(4)	STIP Payout as a % of Target(4)
Chris Lopez Chief Financial Officer	80%	$336,451	126.53%	100.00%	$336,451	100.00%
Paul Harricks Chief Legal Officer	50%	$197,139	126.53%	100.00%	$197,139	100.00%
David Lebeter Chief Operating Officer	80%	$329,531	126.53%	100.00%	$329,531	100.00%
Megan Telford Chief Human Resources Officer	50%	$227,597	126.53%	100.00%	$227,597	100.00%

Notes:

(1)

All NEOs are eligible for STIP with the exception of Mr. Poweska who was eligible but did not receive a payment under this plan due to his resignation prior to December 31, 2022 and Mr. Sheffield who was not eligible.

(2)	Incentive target as of December 31, 2022.
(3)	Aggregate target incentive award for 2022.
(4)

Under the requirements of the executive compensation framework, Messrs. Lopez, Harricks, Lebeter, and Ms. Telford receive STIP payout capped at 100% of target award. To adhere with this requirement, the total STIP payout has been limited to 100% of target.

(c)	Cash-Settled Long-Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are allowed to participate) was designed to:

•	provide market competitive compensation;

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests; and

•	reward executives for longer term value creation.

To align with the executive compensation framework, and ensure that executives do not exceed the maximum compensation levels, a cash-settled LTIP was introduced in 2019. The grants under this plan are not tied to Hydro One Limited’s share price, nor are they eligible for dividend equivalents. Therefore, no share-based awards or options were issued in 2022.

The Hydro One Limited cash-settled LTIP provides strong alignment with shareholder interests as they are 100% performance based with the following performance measures:

•

earnings per share (“EPS”), which reward executives for delivering increased earnings to shareholders and includes the requirement that the dividend does not decrease in any rolling 12 months during the performance period;

•	productivity savings, which reward executives for achieving improvements in productivity and efficiency, which ultimately drive value for both shareholders and customers; and

•	relative total shareholder return (“TSR”), which rewards executives for achieving shareholder returns that are consistent with or better than the returns provided by peer organizations.

LTIP is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the HRC. Non-employee directors are not eligible to participate.

A summary of the components of the current LTIP is as follows:

Elements of the Long-Term Incentive Program	Impact on Award
Types of Awards	Cash-Settled LTIP: An award that will be settled in cash in the future, subject to the achievement of specified performance criteria. The awards are not tied to Hydro One Limited’s share price nor do they accumulate dividend equivalents.

Vesting	Awards granted in 2022 vest after the three-year performance period (February 28, 2025), subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each cash-settled LTIP award granted in 2022 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2022 to December 31, 2024 (the “Performance Period”).

(1)   three-year average adjusted EPS (subject to a dividend rate modifier) – 62.5% weighting;

(2)   three-year productivity savings – 25% weighting; and

(3)   three-year relative TSR, (S&P/TSX Capped Utilities Index) – 12.5% weighting.

The EPS and relative TSR performance measures demonstrate a commitment to achieving long-term growth for Hydro One Limited’s shareholders, which is consistent with or better than the growth delivered by other Canadian utilities, while the productivity measure is aligned with the Company’s strategic focus on operating efficiencies.

Three-year average EPS: The adjusted net income attributable to Hydro One Limited’s shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate: If the 12-month rolling average dividend rate during the Performance Period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the Performance Period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Three-year productivity measure: Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the Company. Identified savings were quantified and embedded in the business plan having regard to the mutual benefit to customers and Hydro One Limited shareholders.

Relative TSR: Measures Hydro One Limited’s total shareholder return over the Performance Period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

Range of Awards	The LTIP payout is a function of the overall performance multiplier which is based on the three-year average EPS performance (62.5% weighting) with a dividend rate modifier, the productivity performance (25% weighting), and the relative TSR performance (12.5% weighting). Under the executive compensation framework, the total award is subject to an overall maximum payout of 100% for the President and CEO and EVPs, and 150% for all other participating employees.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the Performance Period and recommends the performance multiplier to the Board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of Hydro One Limited’s earnings (or other Hydro One Limited-specific results) that significantly reduces shareholder value.

Long-Term Incentive Decisions for 2022

In 2020, the board of directors of Hydro One Limited at that time approved the grant of cash-settled LTIP awards to executives. The 2020 awards were aligned with the requirements of the executive compensation framework outlined starting on page S-3 and 100% performance based. The 2020 awards included productivity savings, EPS performance measures with a dividend rate modifier, and relative TSR performance. These targets were established at the time of grant and were based on the approved business plan in place at the time.

To establish the performance levels (threshold, target and exceeds) corresponding to the performance multipliers, management provided the HRC with modelling of a broad range of scenarios to support the rationale behind the proposed measures and demonstrate the rigour and stretch embedded in the performance levels.

Over the 2020 to 2022 performance period, Hydro One Limited’s three-year average adjusted EPS, productivity savings and TSR performance relative to the peer group were strong resulting in a performance multiplier of 149.91% for the 2020 grants. Since the 12-month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2020 award was 100.00%. These results reflect the organization’s strong financial performance from 2020 to 2022.

Notes:

(1)

The LTIP productivity results over the 2020 to 2022 Performance Period are aligned with the methodology used to set targets at the time of grant. As a result, due to the differing inflation assumptions in place at the time of grant, productivity presented for LTIP will differ from that presented in other sections.

(2)	Consistent with the requirements of the executive compensation framework, cash LTIP payouts for CEO and EVPs are capped at 100% of target.

2022 Long-Term Incentive Grants Awarded

As previously described, in order to comply with the executive compensation framework, Hydro One Limited changed its LTIP from a share-based plan to a cash-settled LTIP in 2019. The performance measures for the 2022 cash-settled LTIP grant consist of a three-year average EPS measure with a dividend rate modifier (62.5% weighting), a three-year productivity measure (25% weighting), and a three-year relative TSR measure (12.5% weighting).

Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the Company. All known and anticipated quantifiable productivity improvements are included in the business plan with clear accountabilities for delivering the anticipated savings. The three-year productivity targets align directly with the productivity commitments presented in the approved 2023 to 2027 business plan.

Hydro One Limited’s relative TSR performance is compared to the S&P/TSX Capped Utilities index. The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One Limited.

LTIP grants awarded to the NEOs in 2022 are outlined below.

Named Executive Officer(1)	Share-based Awards Value(2)	Option-based Awards Value(2)	Cash-settled Awards Value(3)	Total Grant Value
William Sheffield	$420,953	$0	$0	$420,953
Chris Lopez	$0	$0	$411,259	$411,259
Paul Harricks	$0	$0	$385,555	$385,555
David Lebeter	$0	$0	$402,800	$402,800
Megan Telford	$0	$0	$317,205	$317,205
Mark Poweska	$0	$0	$514,074	$514,074

Notes:

(1)

All NEOs are eligible for cash-settled LTIP, except for Mr. Sheffield who was not eligible to receive an LTIP award. Pursuant to the terms of his agreement as Interim President and CEO, Mr. Sheffield was entitled to a monthly award of DSUs with a grant date value of $66,000.

(2)

No share-based or option-based awards were granted to NEOs in 2022, except for Mr. Sheffield who, pursuant to the terms of his agreement as Interim President and CEO, received DSUs under the non-employee director DSU plan.

(3)	The value of the 2022 cash-settled LTIP does not appear on the summary compensation table in 2022 as the grant will not vest until 2025.

(d)	Target Compensation Mix

The target compensation mix aligns with the executive compensation framework and reflects Hydro One’s compensation philosophy emphasizing pay-for-performance and at-risk compensation, ranging from 58% to 67% of regular NEO total compensation. The following summarizes the target compensation mix by NEO.

Notes:

(1)	Base salary reflects the annualized base salary as of December 31, 2022.
(2)	The short-term and long-term incentive targets are based on base salary as of December 31, 2022.
(3)	Due to the interim nature of his assignment, a target compensation mix was not set for Mr. Sheffield.
(4)	Mr. Poweska’s values represent his target compensation mix prior to his resignation.

(e)	Pension Benefits

Defined Contribution Pension Plan (“DCPP”)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the DCPP is presented below:

•

Eligibility: Eligible non-union employees hired on or after January 1, 2016, as well as non-union employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the DBPP as of September 30, 2015. All NEOs participate in the DCPP.

•

Employee Contribution: Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental Plan” heading below.

•	Employer Match: Employee contributions are matched by Hydro One.

•	Pensionable Earnings: Base salary plus actual short-term incentive (but not exceeding 50% of base salary).

•

Supplemental Plan: Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis.

(f)	Management Employee Share Ownership Plan

Hydro One strongly supports share ownership of Hydro One Limited by its employees and, accordingly, offers an employee share ownership plan for non-union employees (“Management ESOP”). The plan provides participants with the opportunity to acquire common shares of Hydro One Limited purchased on the market through payroll deduction, on a voluntary basis.

It is designed to:

•	promote an ownership culture among non-union employees;

•	align the interests of non-union employees with Hydro One Limited shareholder interests; and

•	increase employee awareness and alignment with Hydro One’s performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the Company prior to the date of enrolment in the plan, are eligible to participate.

A summary of the components of the Management ESOP is provided below.

Element	Description
Source of shares	Shares of Hydro One Limited are purchased on the market at prevailing prices (non-dilutive).

Employee contribution	Between 1% and 6% of base salary, through payroll deduction.

Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.

Vesting	Shares purchased prior to January 6, 2022 are subject to a sale or withdrawals limit of 50% of shares during any 12-month period relative to the number of shares credited to an employee’s account at the start of the 12-month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One matched shares have a two-year holding period requirement.

(g)	Other Benefits

NEOs (other than those with legacy provisions) are not eligible for any other perquisites that are not offered to non-union employees to align with the executive compensation framework and the directive.

(h)	Equity-Settled Long-Term Incentive Plan

A summary of the key terms of the Hydro One Limited LTIP (in which employees of Hydro One are eligible to participate) as in effect on December 31, 2022 are presented below. As of December 31, 2022, there are no outstanding grants under this plan.

Types of Awards

PSUs and RSUs.

•  Options. An option is the right to acquire a common share of Hydro One Limited on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share of Hydro One Limited on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of:

•  Restricted shares. A restricted share award is an award of common shares of Hydro One Limited subject to forfeiture restrictions.

•  DSUs. A deferred share unit (“DSU”) is an award that entitles the participant to receive common shares of Hydro One Limited following termination of employment or service with the Company. DSUs may be subject to performance conditions or other vesting conditions.

•  SARs. A share appreciation right (“SAR”) is the right to receive common shares of Hydro One Limited equal in value to the appreciation in the value of a common share of Hydro One Limited over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share of Hydro One Limited on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

•  Other awards. Other awards are awards that are convertible into or otherwise based on the common shares of Hydro One Limited.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the Board are not eligible.

Maximum No. of Shares Authorized	11,900,000 common shares of Hydro One Limited or approximately 2% of the issued and outstanding common shares of Hydro One Limited. Within that limit the maximum number of common shares of Hydro One Limited which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding common shares of Hydro One Limited as of December 31, 2022). As of December 31, 2022, there were 8,617,720 common shares available for future awards (approximately 1.44% of the issued and outstanding common shares of Hydro One Limited).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares of Hydro One Limited, the common shares of Hydro One Limited which were issuable under the award will be available for future grants. Common shares of Hydro One Limited issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One Limited security-based compensation arrangements:

•  maximum number of common shares of Hydro One Limited issuable to insiders at any time is 10% of the outstanding common shares of Hydro One Limited.

•  maximum number of common shares of Hydro One Limited issuable to insiders within any one-year period is 10% of the outstanding common shares of Hydro One Limited.

•  the LTIP does not provide for a maximum number of common shares of Hydro One Limited which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price of Hydro One Limited on the Toronto Stock Exchange (the “TSX”) on the applicable date.

Company Trading Blackout Periods	If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares of Hydro One Limited, then the award shall expire ten business days after such restricted trading period expires.

Death & Disability	Unless otherwise determined by the HRC, a pro rata portion of the next instalment of the award due to vest shall immediately vest, based on the number of days elapsed since the last instalment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards continue to vest and are settled and exercised in accordance with their terms.

“Retirement” means:

(a)   If the employee:

i.   is the President and CEO (or reports directly to the President and CEO), the retirement has been approved by the Board and the employee complies with such conditions as the Board may require;

ii.  is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii.   achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the participant;

iv.   has achieved such lesser age and/or service thresholds as the plan administrator may determine.

(b)   the employee has given formal notice of their intention to retire six months in advance or such lesser period as the plan administrator may approve;

(c)   no cash severance payment or retirement allowance or equivalent is paid; and

(d)   the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.

Termination Without Cause(1)

If the employee has five (5) years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the plan administrator has resulted or could damage the Company or its reputation, then, a prorated portion of the next instalment of any awards due to vest shall immediately vest with PSUs deemed to have met 100% of the specified performance targets. Options shall remain exercisable for 90 days from the termination date.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the Company without cause then, without any action by the plan administrator:

i.   if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii.  if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(2)	The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a)   more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)   all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred, other than to a wholly-owned subsidiary;

(c)   an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited;

(d)   individuals who, at the beginning of any two-year period constitute the Board cease to constitute a majority of the Board, excluding any individuals whose service ceased due to death during such two-year period;(3)

(e)   pursuant to its rights in the Governance Agreement, the Province replaces the entire Board (other than the President and CEO) and, in its discretion, the chair of the Board;(3)

(f)   a change is made to an Ontario law or regulation that:

i.   both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.  imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(3) or

(g)   the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of Hydro One Limited’s shares under the Electricity Act, there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion	The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Clawback	The HRC may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company or as otherwise required by law or applicable stock exchange listing standards.

Adjustments	The HRC may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares of Hydro One Limited issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of Hydro One Limited that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Approval of the shareholders of Hydro One Limited is required for any amendment that:

(a)   increases the number of common shares of Hydro One Limited available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)   permits non-employee directors to receive awards;

(c)   reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)   extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);

(e)   permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)   permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)   deletes or reduces the range of amendments which require Hydro One Limited shareholder approval.

Notes:

(1)	Represents a change to the LTIP which was approved by the board of directors of Hydro One Limited on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.
(2)

As noted below in the “Termination and Change in Control Provisions” table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

(3)	Represents a change to the LTIP which was approved by the board of directors of Hydro One Limited on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.

The above description of the Hydro One Limited equity-settled LTIP is summary in nature and is qualified in its entirety by the text of the Hydro One Limited equity-settled LTIP.

G. Compensation Details

Executive Compensation Framework (Supplemental Disclosure)

In 2022, Hydro One’s executive compensation program was in full compliance with the Hydro One Accountability Act and the directive regarding executive and board compensation issued by the Ontario Management Board of Cabinet on February 21, 2019. The executive compensation framework requirements can be found starting on page S-3. As part of Hydro One’s commitment to transparency with its customers, employees and Hydro One Limited’s shareholders, the following table reflects base salary and short- and long-term incentives awarded for the previous three years. To incentivize long-term performance and value, granted cash-settled LTIP awards pay out after three years.

Named Executive Officer	Year	Base Salary($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4) (5)
William Sheffield(6) Interim President and Chief Executive Officer	2022	420,953	200,000	420,953	1,041,906
	2021	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A
Chris Lopez Chief Financial Officer	2022	420,564	336,451	411,259	1,168,274
	2021	410,554	328,443	408,400	1,147,397
	2020	406,311	325,049	400,000	1,131,360
Paul Harricks Chief Legal Officer	2022	394,279	197,139	385,555	976,973
	2021	384,894	192,447	382,875	960,216
	2020	380,917	190,459	375,000	946,376
David Lebeter(7) Chief Operating Officer	2022	411,914	329,531	402,800	1,144,245
	2021	402,110	321,688	400,000	1,123,798
	2020	398,907	319,126	400,000	1,118,033
Megan Telford Chief Human Resources Officer	2022	455,195	227,597	317,205	999,997
	2021	351,846	175,923	315,000	842,769
	2020	90,847	45,423	315,000	451,270
Mark Poweska(8) Former President and Chief Executive Officer	2022	377,950	N/A	514,074	892,024
	2021	513,193	513,193	510,500	1,536,886
	2020	507,889	507,889	500,000	1,515,778

Notes:

(1)	Base Salary figures and methodology are consistent with what is reported in the Summary Compensation Table.
(2)

Annual Incentive Plans figures and methodology are consistent with what is reported in the Summary Compensation Table. In 2022, Mr. Sheffield received a discretionary bonus of $200,000 for his interim role. Mr. Poweska was eligible but did not receive a payment under this plan due to his resignation prior to December 31, 2022.

(3)

With the exception of Mr. Sheffield, Granted LTIP represents the grant date value of cash-settled LTIP awards granted in the year. This methodology differs from the Summary Compensation Table where cash-settled LTIP values are reported once the performance conditions are satisfied. Mr. Sheffield was not eligible to receive a cash-settled LTIP award. Instead, Mr. Sheffield received DSUs as part of his compensation for his interim role under the non-employee director DSU plan.

(4)	Total Direct Compensation is calculated as the sum of Base Salary, Annual Incentive Plans and Granted LTIP.
(5)

Maximum Total Direct Compensation as outlined by the executive compensation framework of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1%, $1,542,221 in 2021 reflecting an increase of 0.7%, and $1,604,488 in 2022 reflecting an increase of 4.0%). The maximum total direct compensation for other executives must not exceed 75% of the President and CEO’s total direct compensation.

(6)	Mr. Sheffield is a non-employee board member and was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.
(7)	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was also appointed President and CEO effective February 1, 2023.
(8)	Mr. Poweska held the President and CEO role until June 21, 2022 and left the Company on September 21, 2022.

Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2020, 2021 and 2022, as applicable. Compensation in 2021and 2022 is non-comparable with 2020 due to the Company’s move from share-based LTIP grants to cash-based LTIP grants to ensure compliance with the executive compensation framework (starting on page S-3). Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they are paid to NEOs, 2021 and 2022 amounts show the LTIP awards from 2019 and 2020, while 2020 amounts do not show LTIP amounts. Comparable compensation for 2020, 2021 and 2022 can be seen in the previous table.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($) (6)	Total Compensation ($)
William Sheffield(7) Interim President and Chief Executive Officer	2022	420,953	420,953	N/A	200,000	N/A	N/A	38,866	1,080,772
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Lopez Chief Financial Officer	2022	420,564	N/A	N/A	336,451	400,000	37,508	15,179	1,209,702
	2021	410,554	N/A	N/A	328,443	400,000	36,874	14,304	1,190,175
	2020	406,311	N/A	N/A	325,049	N/A	36,350	63,755	831,465
Paul Harricks Chief Legal Officer	2022	394,279	N/A	N/A	197,139	375,000	35,143	8,294	1,009,855
	2021	384,894	N/A	N/A	192,447	375,000	34,511	7,933	994,785
	2020	380,917	N/A	N/A	190,459	N/A	26,342	5,722	603,440
David Lebeter(8) Chief Operating Officer	2022	411,914	N/A	N/A	329,531	400,000	36,736	12,903	1,191,084
	2021	402,110	N/A	N/A	321,688	N/A	36,116	12,207	772,121
	2020	398,907	N/A	N/A	319,126	N/A	22,615	277	740,925
Megan Telford Chief Human Resources Officer	2022	455,195	N/A	N/A	227,597	315,000	33,941	11,488	1,043,221
	2021	351,846	N/A	N/A	175,923	N/A	22,738	7,490	557,997
	2020	90,847	N/A	N/A	45,423	N/A	4,280	0	140,550
Mark Poweska(9) Former President and Chief Executive Officer	2022	377,950	N/A	N/A	N/A	N/A	38,974	13,145	430,069
	2021	513,193	N/A	N/A	513,193	500,000	46,093	16,223	1,588,702
	2020	507,889	N/A	N/A	507,889	N/A	45,438	15,458	1,076,674

Notes:

(1)

Base salaries presented are actual amounts earned for fiscal years 2020, 2021, and 2022, as applicable. 2022 base salary for Mr. Sheffield reflects time worked in his interim role in 2022 (June 21 to December 31, 2022). 2022 base salary for Mr. Poweska reflects time worked in 2022 (January 1 to September 21, 2022). 2020 base salary for Mr. Lebeter reflects time worked in 2020 (January 2 to December 31, 2020). 2020 base salary for Ms. Telford reflects time worked in 2020 (September 28 to December 31, 2020). Ms. Telford’s 2022 base salary includes a top-up for her interim role.

(2)

Other than the grant of DSUs to Mr. Sheffield, no share- or option-based awards were granted in 2020, 2021 or 2022. Mr. Sheffield received DSUs as part of his compensation for his interim role under the non-employee director DSU plan.

(3)

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary, and are paid following approval of performance multipliers by the Board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Sheffield’s incentive was a special one-time performance bonus for his interim role. Mr. Harricks elected to take 20% of his 2022 award in management DSUs. Mr. Lebeter elected to take 25% of his 2022 award in management DSUs. Mr. Poweska did not receive a 2022 award due to his resignation.

(4)

For 2020, 2021 and 2022, a cash-settled performance-based LTIP award was granted to all NEOs, as a percentage of their annual base salary, with the exception of Mr. Sheffield, who was not eligible. The actual payout for these awards at the time of vesting will be based on the achievement of predetermined corporate performance objectives which discerns the 2021 and 2022 disclosed compensation from 2020 disclosed compensation. The value of the cash-settled LTIP (see below in the Outstanding Cash-settled LTIP table starting on page S-40) does not appear in the summary compensation table in the year of grant and is instead reported in the year in which performance criteria were satisfied. The cash-settled award granted in 2020 vested on February 28, 2023 following the end of the performance period on December 31, 2022, and is included in 2022 compensation based on the performance multiplier achieved (100.00% for Messrs. Lopez, Harricks, and Lebeter and Ms. Telford). As a result, the 2021 and 2022 awards are not included in the table above, as the performance period for these grants will not end until 2023 and 2024, respectively. Mr. Poweska did not receive a 2020 cash-settled LTIP award payment due to his resignation.

(5)

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2022. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2022.

(6)

All NEOs participate in the Management ESOP, except for Mr. Sheffield who was not eligible. Amounts represent the employer contributions to ESOP. Consistent with the executive compensation framework, none of the NEOs are entitled to perquisites or other personal benefits. Mr. Sheffield’s amount represents his board retainer earned from January 1, 2022 to June 20, 2022. Mr. Sheffield elected to receive his board retainer in DSUs, under the non-employee director DSU plan, and these amounts are reflected in the Directors’ equity ownership table on page S-46.

(7)	Mr. Sheffield was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.
(8)	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was also appointed President and CEO effective February 1, 2023.
(9)	Mr. Poweska held the President and CEO role until June 21, 2022 and left the company on September 21, 2022.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding option- and share-based awards for the NEOs and based on the Hydro One Limited share price at close on December 30, 2022 (1):

Name	Option-based Awards(2)				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(3)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
William Sheffield	N/A	N/A	N/A	N/A	N/A	N/A	420,953
Chris Lopez	N/A	N/A	N/A	N/A	N/A	N/A	1,946,783
Paul Harricks	N/A	N/A	N/A	N/A	N/A	N/A	99,943
David Lebeter	N/A	N/A	N/A	N/A	N/A	N/A	153,323
Megan Telford	N/A	N/A	N/A	N/A	N/A	N/A	37,502
Mark Poweska	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The closing price of Hydro One Limited’s shares was $36.27 on December 30, 2022.
(2)	No option-based awards were awarded in 2020, 2021 or 2022. The Board has not granted option-based awards since 2018 and no option awards remain outstanding.
(3)	No stock options were exercised by NEOs in 2022.
(4)

Reflects the value of outstanding management DSUs for Messrs. Lopez, Harricks and Lebeter, and Ms. Telford as at December 31, 2022. Mr. Sheffield’s DSUs were granted under the non-employee director DSU plan as part of his compensation for his interim role. Mr. Poweska did not have any outstanding share-based awards as of December 31, 2022.

Outstanding Cash-settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2022:

Name	Grant Year	Grant Value	Vesting Date	Current Value(1)
Chris Lopez	2022	411,259	2/28/2025	411,259
	2021	408,400	2/28/2024	408,400
	2020	400,000	2/28/2023	400,000
	Aggregate	1,219,659		1,219,659
Paul Harricks	2022	385,555	2/28/2025	385,555
	2021	382,875	2/28/2024	382,875
	2020	375,000	2/28/2023	375,000
	Aggregate	1,143,430		1,143,430
David Lebeter	2022	402,800	2/28/2025	402,800
	2021	400,000	2/28/2024	400,000
	2020	400,000	2/28/2023	400,000
	Aggregate	1,202,800		1,202,800
Megan Telford	2022	317,205	2/28/2025	317,205
	2021	315,000	2/28/2024	315,000
	2020	315,000	2/28/2023	315,000
	Aggregate	947,205		947,205

Note:

(1)

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash-settled LTIP payouts are capped at 100% of target. Mr. Poweska does not have any outstanding cash-settled LTIP awards and Mr. Sheffield was not eligible.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
William Sheffield	N/A	420,953	200,000
Chris Lopez	N/A	410,631	336,451
Paul Harricks	N/A	53,168	197,139
David Lebeter	N/A	73,253	329,531
Megan Telford	N/A	37,502	227,597
Mark Poweska	N/A	118,827	N/A

Notes:

(1)

Hydro One Limited has not granted option-based awards or share-based awards (other than DSUs pursuant to deferral elections) to any employees including the ELT since 2018. No NEO holds outstanding options.

(2)

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2022 in respect of the 2021 short-term incentive award payment. For all NEOs, the values above are based on the share price of Hydro One Limited’s common shares of $36.27 on December 30, 2022. Mr. Sheffield received fully vested DSUs under the non-employee director DSU plan as part of his compensation for his interim role.

(3)

This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs. Mr. Sheffield’s incentive was a special one-time performance bonus for his interim role. Mr. Poweska did not receive a 2022 award due to his resignation.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental plan as at December 31, 2022:(1)(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(3)
Chris Lopez	201,739	37,508	216,444
Paul Harricks	72,928	35,143	98,946
David Lebeter	63,465	36,736	92,084
Megan Telford	29,392	33,941	59,116
Mark Poweska	127,664	38,974	58,926

Notes:

(1)	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after-tax amounts contributed to the prior non-registered savings plan.
(2)	Mr. Sheffield was not eligible to receive retirement benefits for his role as Interim President and CEO.
(3)	Includes the employer contributions, and investment gain/losses during 2022. For Mr. Poweska it also includes a withdrawal from the plan.

Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement governing the terms of their employment. Mr. Lebeter and Mr. Lopez entered into new employment agreements in 2023 and the details will be provided in next year’s Statement of Executive Compensation. Due to the interim nature of his assignment, Mr. Sheffield’s agreement did not have termination provisions. The following table sets out the entitlements of the NEOs under various termination scenarios, based on the employment agreements in effect on December 31, 2022:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(4)	Termination without Cause following Change in Control (double trigger)(5)(6)	Termination for Cause
Severance	None	None	1.5x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends

Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited

Cash-Settled LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(7), in which case a pro rata portion will vest	Continue to vest according to schedule	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Benefits(3)	Benefits end	Benefits end	Continue for 18 or 24 months(4)	Continue for 18 or 24 months	Benefits end

Notes:

(1)

The NEOs may voluntarily resign their employment at any time; Messrs. Lopez, Harricks, and Lebeter and Ms. Telford are required to give three (3) months notice. Under the terms of a retention agreement the Company has with Mr. Lopez, if he resigns, he will receive a prorated short-term incentive award and accelerated vesting of outstanding unvested cash-settled LTIP awards (at 100% of target performance).

(2)

All NEOs, with the exception of Mr. Lebeter, are considered to have ‘retired’ under the cash-settled LTIP if the retirement has been approved by the Board, the NEO complies with such conditions as the Board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP, NEOs are considered to have retired if they reach age 65, reach age 55 with at least 10 years of service, or such lesser age and service threshold as the Board determines. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the Board determines. The Board has applied its discretion and approved the following retirement treatment for any unvested LTIP grants that Mr. Lebeter is holding at the time of his retirement in the event of his retirement after completion of:

i.

three (3) years of continuous service and providing at least six (6) months’ notice of retirement, a portion of his unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant. The proration will be based on time worked during the vesting period, and,

ii.

five (5) years of continuous service and providing at least six (6) months’ notice of retirement, all unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant.

(3)

Mr. Lopez is entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination for cause or reemployment. Hydro One does not ascribe a value for benefits continuation.

(4)	The payout multiplier for Messrs. Lopez, Harricks, and Lebeter and Ms. Telford is 1.5x, and benefits will continue for 18 months.
(5)

Treatment only applies to termination by the Company without cause or in the case of Messrs. Harricks, and Lebeter in the case of resignation, for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment from Hydro One. For Messrs. Harricks, and Lebeter “good reason” is defined as a material change in title, responsibilities, authority or “status”; a material change in base pay or a material change in STIP or LTIP target opportunity without the opportunity for alternative compensation.

(6)	A ‘change in control’ will occur in the following circumstances:
a.	more than 50% of the outstanding voting securities of the Hydro One Limited are acquired;
b.	all or substantially all of the assets of the Hydro One Limited are sold, assigned or transferred other than to a wholly-owned subsidiary;
c.	an acquisition of the Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the Company;
d.

individuals who, at the beginning of any two-year period constitute the Board, cease to constitute a majority of the Board during such two-year period excluding any individuals whose service ceased due to death;

e.

pursuant to its rights in the governance agreement, the Province replaces the entire board of directors of Hydro One Limited (other than the President and CEO) and, in its discretion, the chair of the Board;

f.	a change is made to an Ontario law or regulation that:
i.

both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One Limited or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

g.	the Board passes a resolution confirming that a change in control has occurred.
(7)

If a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the Company or its reputation, a pro rata portion of the participant’s awards will vest.

The table below shows the incremental amounts that would become payable to the NEOs, if such events had occurred on December 31, 2022.

Name	Resignation ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination Without Cause after Change in Control (double trigger) ($)	Termination for Cause ($)
William Sheffield(3)	0	0	0	0	0
Chris Lopez	0	0	1,879,862	2,356,425	0
Paul Harricks	0	0	891,706	2,035,136	0
David Lebeter	0	0	1,122,891	2,325,691	0
Megan Telford	0	0	891,416	1,838,621	0

Notes:

(1)	Hydro One does not ascribe a value for benefits continuation.
(2)

Severance payments are calculated based on annualized base salary and the target short-term incentive as of December 31, 2022. The payout multiplier for the NEOs is 1.5x. For participants with at least five (5) years of service a pro rata portion of the participant’s outstanding LTIP has been included above. The Company does not ascribe a value for benefits continuation.

(3)	Due to the interim nature of his assignment, Mr. Sheffield’s employment agreement did not contain any termination provisions.

III. DIRECTOR COMPENSATION

The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and be reimbursed for travelling and other expenses properly incurred by them in attending meetings of shareholders or of the Board or any committee thereof or otherwise in the performance of their duties.

On August 15, 2018, the Province passed the Hydro One Accountability Act. The Hydro One Accountability Act required the board of directors of Hydro One Limited to establish a new executive compensation framework for the board of directors, President and CEO, and other executives by no later than February 15, 2019. On February 21, 2019, pursuant to the Hydro One Accountability Act, the Management Board of Cabinet issued a directive to Hydro One Limited (the “Directive”) setting out certain compensation-related requirements. As specified in the Directive, the maximum total compensation for the board of directors of Hydro One Limited may be adjusted annually by the lesser of the rate of the Ontario CPI and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. In February 2022, during its annual review of director compensation, the Governance and Regulatory Committee and the board of directors of Hydro One Limited reviewed director compensation and determined not to make any compensation adjustments.

The chart below sets out the directors’ compensation, for the year ended December 31, 2022, which was in compliance with the Directive.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	61,689	61,689	123,378
Committee chair(1)	43,696	43,696	87,392
Other directors	41,126	41,126	82,252

No meeting attendance fees

Note:

(1)	Committee chairs receive a $5,140 retainer for their duties as committee chair. They can elect to take up to 100% of their retainer in the form of DSUs (as defined above).

The Board approved an increase to director pay of 4%, effective January 1, 2023.

The provisions of the Hydro One Accountability Act that required the board of directors of Hydro One Limited to establish a compensation framework for the board of directors of Hydro One Limited ceased to have effect on January 1, 2023.

2023 Compensation by Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	64,157	64,157	128,313
Committee chair (1)	45,444	45,444	90,888
Other directors	42,771	42,771	85,542

No meeting attendance fees

Note:

(1)	Committee chairs receive a $5,350 retainer for their duties as committee chair. They can elect to take up to 100% of their retainer in the form of DSUs (as defined above).

Hydro One Limited has a non-employee director DSU plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. Directors are required to receive 50% of their annual director retainer as an equity component, which they receive in the form of DSUs. They may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One Limited’s common shares and earn additional units as dividend equivalents at the same rate as dividends paid on Hydro One Limited’s common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the Board (following a one-year holding period to the extent required to comply with their share ownership requirements post departure). Board committee chairs can choose to take their annual committee chair retainer in cash or director DSUs. Directors do not receive meeting fees for board or committee meeting attendance. Hydro One Limited’s director compensation, travel and expense policy applies to non-employee directors.

Hydro One believes that the interests of Hydro One Limited’s shareholders and directors are better aligned when directors hold a significant investment in Hydro One Limited. Directors who are non-employees of Hydro One are required to retain a minimum holding of Hydro One Limited’s common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of their appointment to the Board.

The ownership requirement for directors was as follows:

Chair	$370,134
Other Directors	$246,756

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the Board.

For 2022, the nominated directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes equity ownership of our 2022 directors, including dividend equivalents rounded to the nearest whole number, as at April 12, 2023, and their holdings for the previous year. The value of director holdings is calculated using the price of Hydro One Limited’s common shares on the TSX on December 30, 2022, which was $36.27. The table does not include Mr. Poweska as he is subject to our executive share ownership requirements which can be found beginning on page S-10.

Name	Equity Ownership April 12, 2023		Equity Ownership March 28, 2022		Net Change		Market Value ($) December 30, 2022		Year to Meet Share Ownership Requirement
	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs		SOR(1)
Cherie Brant	—	10,193	—	6,934	—	3,259	346,971	1.12	Met
Blair Cowper-Smith	—	9,262	—	7,473	—	1,790	323,450	0.97	2024
David Hay	—	8,949	—	7,082	—	1,867	311,545	0.95	2024
Timothy Hodgson	—	11,359	—	8,772	—	2,587	393,953	0.82	2024
Stacey Mowbray	—	3,653	—	2,022	—	1,631	120,895	0.46	2026
Mark Podlasly	—	949	—	0	—	949	24,170	0.13	2028
Russel Robertson	—	9,003	—	7,191	—	1,812	314,121	0.95	2024
William Sheffield(2)	99	30,054	99	14,530	0	15,523	1,007,109	3.62	Met
Melissa Sonberg	—	17,404	—	13,868	—	3,536	606,574	1.83	Met
Susan Wolburgh Jenah	1,643	9,416	1,643	6,007	0	3,409	317,736	1.42	Met

Notes:

(1)

Total as a multiple of the share ownership requirement (“SOR”). Each director’s share ownership is calculated annually as at December 31 (based on the original grant value of director DSUs and the acquisition cost of Hydro One Limited’s common shares) and is divided by the share ownership requirement.

(2)

Mr. Sheffield remained subject to the director share ownership guidelines during his tenure as Interim President and CEO. Mr. Sheffield received 13,321 fully vested DSUs under the non-employee director DSU plan as part of his compensation for his interim role. Details of Mr. Sheffield’s compensation for service as a director and as Hydro One’s Interim President and CEO is disclosed starting on page S-2.

Total Compensation Paid to Directors in 2022

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2022.

Mr. Poweska is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page S-2. He did not receive any additional compensation for his services as a member of the Board. Mr. Sheffield is also not included in the table below as his compensation for service as a director and as Hydro One’s Interim President and CEO is disclosed starting on page S-2.

Total Compensation			Form of Payment(1)
Name	Board Retainer ($)	Committee Chair* Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)
Cherie Brant	82,252	—	82,252	—	82,252	100
Blair Cowper-Smith	82,252	—	82,252	41,126	41,126	50
David Hay*	82,252	5,140	87,392	43,696	43,696	50
Timothy Hodgson	—	123,378	123,378	61,689	61,689	50

Total Compensation			Form of Payment(1)
Name	Board Retainer ($)	Committee Chair* Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)
Jessica McDonald(3)	36,155	—	36,155	18,077	18,077	50
Stacey Mowbray*	82,252	2,895	85,147	42,573	42,573	50
Mark Podlasly	46,323	—	46,323	23,162	23,162	50
Russel Robertson*	82,252	2,260	84,511	42,256	42,256	50
Melissa Sonberg*	82,252	5,140	87,392	5,141	82,252	94
Susan Wolburgh Jenah*	82,252	5,140	87,392	—	87,392	100

*	Denotes committee chairs.

Notes:

(1)

All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer. The directors’ compensation set out in the chart was in compliance with the Hydro One Accountability Act for 2022.

(2)	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
(3)	Ms. McDonald did not stand for re-election at the June 8, 2022 Hydro One Limited annual general meeting.

IV. NON-GAAP FINANCIAL MEASURES

Hydro One uses a number of financial measures to assess its performance. Adjusted net income has been calculated by management on a supplementary basis which adjusts net income reported by Hydro One Limited under U.S. GAAP for impacts related to the July 2020 Ontario Divisional Court decision (“ODC Decision”) on Hydro One Networks Inc.’s distribution and transmission businesses. Adjusted net income is used internally by management to assess Hydro One Limited’s performance and is considered useful because they exclude the impacts of the ODC Decision as noted above. Adjusted net income provides users with a comparative basis to evaluate the current ongoing operations of the company compared to prior year.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

Year ended December 31 (millions of dollars)	2022	2021	2020
Net income attributable to common shareholders of Hydro One Limited	1,050	965	1,770
Impacts related to the ODC Decision	—	—	(867)
Adjusted net income attributable to common shareholders of Hydro One Limited	1,050	965	903

V. CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain information in the “Environmental, Social & Governance (ESG)” section contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this Statement of Executive Compensation is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to: the Company’s focus on the ESG priorities where it believes it can make the greatest impact; the Company’s commitment to achieving 3.5% Black executives and Board members and 5% Black student hires by 2025; the company’s commitment to achieving at least 30% female executives and Board members; Hydro One Limited’s commitment to achieving a target of 30% reduction of emissions by 2030 and net-zero emissions by 2050; plans to transform Hydro One Limited’s fleet of vehicles to electric and hybrids, reduce the need for diesel generation at remote northern communities and reduce sulfur hexafluoride emissions by 2030; the Company’s commitment to explore new technologies to further reduce emissions; the Company’s commitment to the continuous improvement of TCFD reporting; Hydro One Limited’s commitment to increasing Indigenous procurement spend to 5% of the company’s purchases of materials and services by 2026 and commitment to ensuring 20% of its corporate donations and sponsorships support Indigenous communities; Hydro One Limited’s commitment to reporting annually on its progress in achieving certain publicly stated goals in its annual sustainability report; and, Hydro One Limited’s commitment to continuously increasing the transparency and accountability of its ESG disclosures.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, “can” and negative and grammatical variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward- looking information. The forward-looking information in this section is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur.

Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things: regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs; risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity; risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates; the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage; the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change; risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems; the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic); the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions; risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel; the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures or the risk of a downgrade in the Company’s credit ratings; risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; risks associated with economic uncertainty and financial market volatility; risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects; the risk of failure to mitigate significant health and safety risks; the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs; the impact of the ownership by the Province of lands underlying the Company’s transmission system; the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations; the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry; risks relating to adverse reputational events or political actions; the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; the inability to continue to prepare financial statements using U.S. GAAP; and the risk related to the impact of any new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the sections entitled “Forward-Looking Information” and “Risk Factors” in Hydro One’s most recent annual information form, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in Hydro One’s most recent annual management’s discussion and analysis of its financial condition and results of operations which are filed on SEDAR under Hydro One’s profile at www.sedar.com. You should review such materials in detail, including the matters referenced therein.

Hydro One does not undertake or assume any obligation to update or revise any forward-looking information for any reason, except as required by applicable securities laws.